
Mail Stop 4628

June 9, 2016

John N. Simons, Jr.
Chief Executive Officer
9987 Carver Road
Blue Ash, OH 45242

> **Re:** **AdvancePierre Foods Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 27, 2016**
> **File No. 333-210674**

Dear Mr. Simons:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 6, 2016 letter.

Market and Industry Data, page ii

1. We have considered your response to prior comments 1 and 2. We are unable to locate support for your statement that the bread quality of your sandwiches "consistently beats our competitors in taste tests." If you do not have additional support for this statement, please eliminate it or revise the language to more accurately reflect the results of the studies you provided to us.

Summary Historical Consolidated Financial Data, page 13

2. We note that you present "as adjusted basic net income (loss) per share" based upon the weighted average number of outstanding shares of common stock for the period plus the effect of vested restricted shares. You also present "as adjusted diluted net income (loss) per share" which is calculated in a manner consistent with "as adjusted basic net income (loss) per share" plus the effect of dilutive unissued common shares related to stock-

based employee compensation programs. It appears that the adjustments made to the weighted average shares used to calculate these non-GAAP measures only affect the periods in which you recognized a net loss. The use of antidilutive shares in the calculation of these non-GAAP financial measures appears to go beyond the scope of the definition of a non-GAAP financial measure in Item 10(e)(2) of Regulation S-K and is inconsistent with a fundamental aspect of the calculation of net income (loss) per share under U.S. GAAP. Revise your per-share presentation to exclude antidilutive shares, or tell us why you believe inclusion of antidilutive shares is appropriate under Regulation S-K.

3.   The non-GAAP measure Free Cash Flow is defined as Adjusted EBITDA less purchases of property, plant and equipment. Free Cash Flow appears to be a liquidity measure that should be reconciled to cash flows from operating activities as the most directly comparable financial measure presented in accordance with GAAP. Please revise your disclosure accordingly. In addition, tell us whether Adjusted EBITDA is also a non-GAAP liquidity measure and, if so, present a reconciliation to cash flows from operating activities. Refer to Item 10(e)(i)(B) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Critical Accounting Policies and Estimates, page 66

Promotions, page 67

4.   We have considered the disclosure you added in response to prior comment 13. If reasonably available, provide quantitative information for the amounts recognized as reductions in net sales for your incentive programs. Refer to Section V. of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 16. Stock-Based Compensation, page F-29

5.   From your response to prior comment 26, we note that you have the right, but not the obligation, to repurchase an employee's vested equity interests in the event that individual's employment is terminated for any reason. Based on factors such as the consistency of past practice of exercising the repurchase right and the frequency of involuntary terminations, you have determined that the application of the liability method of accounting for restricted stock grants is appropriate. Tell us more about your determination that it is probable that you will repurchase an employee's vested equity interests and thereby prevent that employee from bearing the risks and rewards of ownership. As part of your response, address how the circumstances under which you exercised your right to repurchase vested shares of restricted stock from terminated

John N. Simons, Jr.
AdvancePierre Foods Holdings, Inc.
June 9, 2016
Page 3

employees in the past affects your expectation for the exercise of this repurchase right in the future. Refer to FASB ASC 718-10-25-9.

Note 20. Segment Information, page F-34

6.   We note your response to prior comment 28. As noted in our prior comment, FASB ASC 280-10-50-22 requires the disclosure of total assets for each reportable segment. Please revise to disclose this information or state the reasons why no asset information is provided pursuant to FASB ASC 280-10-50-26.

Exhibits

7.   Tell us whether there have been any material changes to the charter and bylaws, aside from the name change. If so, please file as exhibits the current versions of your charter and bylaws, including the amendment(s) reflecting the changing of your name to AdvancePierre Foods Holdings, Inc. Also, update your exhibit index to specify with which filing any exhibits have been "previously filed."

Closing Comments

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Jonathan Ko, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP